

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

<u>Via Facsimile</u>
Mr. Greg Halpern
Chief Financial Officer
Max Sound Corporation
10685-B Hazelhurst Drive #6572
Houston, TX 77043

> **Re:** **Max Sound Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your letter dated August 29, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 17, 2011.

<u>General</u>

1. We note a September 1, 2011 press release by the company indicating that on August 20, 2011 the company completed a $2 million offering. Please describe for us the nature and terms of the offering, including the type of and amount of securities sold in the offering, and explain why a Form 8-K was not filed disclosing the transaction. Refer to Item 2.03 or Item 3.02 of Form 8-K, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 11

2.   We note your response to prior comment 3. You disclose that the purpose of the
        arrangements is to have "high profile individuals promote and market [y]our social
        networking website." In light of the significance of the endorsement and marketing fees
        to your results, please tell us and in future filings disclose the following with respect to
        these arrangements:

        • Describe the specific performance obligations and commitments of the individuals
          that are a party to the arrangements;
        • Describe the terms of any provisions for damages or penalties for non-performance;
        • Explain the impact of the company's strategic shift to focus on the Max Sound
          technology in February 2011;
        • Explain the impact of the August 16, 2011 discontinuance of the So Act social media
          network;
        • Quantify the total amount of endorsement fees that are being amortized over the
          contract term; and
        • Quantify the amount of any unamortized endorsement fees as of June 30, 2011.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices and Organization

(H) Identifiable Intangible Assets, page F-8

3.   In your response to prior comment 4 you indicate that there are no legal, regulatory,
        contractual, or competitive factors that limit the useful life of the technology rights for
        the Max Sound technology. In light of technological advances and trends and the
        existence of established competitors in the higher fidelity audio industry, please provide
        us with your comprehensive analysis of how you considered various factors, including
        but not limited to, the effects of obsolescence, demand, competition, and other factors
        (such as the stability of the industry, known technological advances, and expected
        changes in distribution channels) in arriving at the conclusion that the technology rights
        are expected to generate cash flows for an indefinite period of time. In your analysis,
        please support assertions and assumptions with objective evidence to the extent available
        and describe the results of the company's due diligence at the time of acquisition. Refer
        to paragraphs 35-1 through 35-5 of ASC 350-30-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief